EXHIBIT 3.1

CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
BE ACTIVE HOLDINGS, INC.

August 12, 2014

Be Active Holdings, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the Delaware General Corporation Law (the “DGCL”), does hereby certify:

FIRST: That the Board of Directors of the Corporation (the "Board"), pursuant to a unanimous written consent of the Board duly adopted resolutions approving an amendment to the Amended and Restated Certificate of Incorporation and declared said amendment to be advisable. The proposed amendment is as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors hereby approves an amendment to the Certificate of Incorporation increasing the shares of authorized common stock to 525,000,000 shares of common stock by amending the Charter as follows (the “Charter Amendment”):

Subsection A of Article Fifth shall be deleted and substitute in lieu of said subsection of Article Fifth the following new subsection:

         FIFTH:

A.  Classes and Number of Shares. The total number of shares of stock that the Corporation shall have authority to issue is Six Hundred Seventy-Five Million (675,000,000).  The classes and aggregate number of shares of each class which the Corporation shall have authority to issue are as follows:

1.             Five Hundred Twenty-Five Million (525,000,000) shares of common stock, par value $0.0001 per share (the “Common Stock”); and

2.             One Hundred Fifty Million (150,000,000) shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

SECOND: That said amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by a duly authorized officer as of the date first written above.

BE ACTIVE HOLDINGS, INC.

 By:  /s/ Saverio Pugliese
Name: Saverio Pugliese
Title:   President